Filed by Apache Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Mariner Energy, Inc.
Commission File No. 1-32747

Q: Why are Apache and Mariner merging?
A: The merger of Apache and Mariner is a unique opportunity to combine two complementary companies. You have been part of an accomplished team, and we are anxious to leverage your skills and talents toward further success. Although we are a much larger company with far greater financial resources, we have a relatively flat organization that will enable you to make a difference every day. We are eager to start working together to build a stronger company.
Q: What are the terms of the transaction?
A: Mariner shares, at the election of Mariner shareholders, will be exchanged for (i) 0.24347 shares of APA stock; (ii) $26 per share of cash consideration or (iii) a mix of 0.17043 APA shares and $7.80 in cash, subject to proration to 70 percent stock and 30 percent cash. The overall transaction value is $3.93 billion based on Apache’s April 14, 2010 closing price.
Q: When is the transaction expected to close?
A: The close is expected in the third quarter of 2010, following Mariner shareholder approval and regulatory clearance.
Q: Will I keep my job?
A: At the time of closing, all current Mariner employees will become employees of Apache Corporation. Apache has high regard for the capability of Mariner employees, and we expect to operate the Mariner assets with gusto. We need the talented people of Mariner to do that.
Therefore, each Mariner employee who becomes an Apache employee will receive a one-time cash retention bonus of not less than 100% of his/her 2009 bonus payment (as paid in early 2010) within 10 days after the date of closing. The minimum closing bonus for an employee who did not have a full year of service in 2009, or one who was hired in 2010, will be determined by Mariner.
Q: When will I know if I have a position?
A: Apache will notify each employee of his/her position by Dec. 1, 2010. Mariner employees who become Apache employees will retain equivalent work assignments, compensation and benefits until Apache finalizes an organizational structure.
Q: Where will our jobs be located?
A: For the near term, you will continue in your current job location. Over the next several months, Apache will make an assessment of employee work locations based on company needs.
Q: Will there be changes to our compensation or how our pay is administered?
A: After the transaction is completed and until the end of 2010, Apache plans to retain Mariner employees in their current pay and benefits schemes. You will be converted to the Apache semi-monthly payroll and pay schedule effective Jan. 1, 2011. We utilize external market data to assure our pay programs are competitive in the energy industry, and we make adjustments on an annual basis.
Your year-to-date withholdings for Social Security and Medicare with Mariner will transfer for 2010.
Q: Will I be paid a bonus for my contribution in 2010?
A: Any employee who remains employed on Feb. 15, 2011, will receive a retention bonus that is no less than the amount of your closing bonus.
Q: Does Apache have an annual cash bonus plan?
A: Yes. Apache’s Annual Incentive Compensation Plan is discretionary and is awarded based on individual achievement of incentive goals set prior to the beginning of the calendar year.
Q: We understand Apache has equity plans for all employees. How do those work?
A: We believe it is important for all employees to have ownership in the company. Therefore all employees are eligible for equity. The amount of your individual equity award is based on your job and pay level. All employees receive restricted stock units while others are eligible to receive stock option awards and performance-related restricted stock unit awards. Shares are granted in January and May based on each employee’s plan eligibility.
Q: How are individual grants determined?
A: Each employee is assigned a tier level based on the individual’s position in the company. This tier level is established in December and remains fixed for the following year. Tier levels are updated annually to recognize changes in level from the prior December.
Q: What type of employee benefit programs does Apache have?
A: Apache provides benefit plans that are competitive in the industry and are designed to offer employees a broad range of choices at a reasonable cost.
Q: What will happen to my medical insurance and other health and welfare benefits?
A: Apache intends to keep Mariner benefit plans in effect until the end of 2010. During November 2010, you will participate in Apache’s online annual enrollment process to select your Apache benefit plan elections effective beginning Jan. 1, 2011.
Q: How will my service with Mariner be counted for eligibility and vesting of benefit programs?
A: As an Apache employee, you will receive credit for your Mariner service for all benefit purposes.
Q: Will my premiums remain the same?
A: Your Mariner premiums will remain the same for the remainder of 2010. Beginning January 1, 2011, your premiums will be based on the cost of benefits you select during Apache’s 2011 Annual Enrollment period.
Q: How much does Apache subsidize the monthly cost of the medical and dental plan and what are the coverage categories?
A: Apache subsidizes 85 percent of the total monthly cost of the medical and dental plans. The four tier coverage categories include Employee Only, Employee + Spouse, Employee + Child(ren), and Employee + Family.
Q: What kinds of retirement plans are offered by Apache?
A: Apache sponsors two defined contribution retirement plans.
1.	As a participant in the 401(k) plan Apache matches your deferred contributions dollar-for-dollar up to 6 percent.

2.	The Money Purchase Retirement Plan includes an annual company contribution of 6 percent of your annual paid base salary and bonus.
Both plans are both administered by Fidelity Investments. The company contributions to both of these plans vest 20 percent per year. Your service credit with Mariner will apply to these vesting schedules. If you choose to continue with Apache, it is our intention to merge the Mariner 401(k) plan into the Apache 401(k) plan during the fourth quarter or early 2011.
Q: Does Apache sponsor a retiree medical plan?
A: Yes. When you have completed five consecutive years of service with Apache and are at least age 55, you will be eligible to participate once your active service ends. The monthly cost is based on your age and Apache service at the time of your separation. This coverage is available until you become eligible for Medicare. Your age and credit for Mariner service will apply towards eligibility for this plan.
Q: Will I receive a pay increase in 2010?
A: Apache reviews individual performance each spring with salary reviews each July. Your pay will remain equivalent until the end of 2010. Any increase for merit or market adjustments would then occur on the Apache annual schedule.
Q: What are the business office working hours and dress code?
A: Our core office hours are 7:30 a.m. to 5:30 p.m. Monday through Thursday. Friday work hours are 7:30 a.m. to 11:30 a.m. The office attire is business casual. Fridays are casual dress.
Q: What is the Apache vacation schedule?
A: Full-time employees with 0-9 years of service receive 120 hours vacation; those with 10-19 years receive in 160 hours, and those with 20 or more years receive 200 vacation hours annually. Forty hours of vacation can be carried over at the end of a calendar year.
Q: Will I retain my Mariner vacation?
A: You will continue to earn vacation under the Mariner vacation policy until the end of 2010. You will be able to carry over up to 80 hours earned, but not used, to the 2011 plan year. Thereafter, any rollovers for 2011 vacation will come under the Apache plan.
Q: What is the Apache holiday schedule?
A: Apache has seven designated holidays and three personal floating days. The holidays are New Year’s Day, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, day after Thanksgiving, and Christmas.
Additional Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Apache will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Mariner that also constitutes a prospectus of Apache. A definitive proxy statement/prospectus will be mailed to stockholders of Mariner. Apache and Mariner also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF MARINER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents are not currently available. Investors and security holders will be able to obtain the documents (when available) free of charge at the SEC’s web site, www.sec.gov. Copies of the documents filed with the SEC by Apache will be available free of charge on Apache’s website at www.apachecorp.com under the tab “Investors” or by contacting Apache’s Investor Relations Department at 713-296-6000. Copies of the documents filed with the SEC by Mariner will be available free of charge on Mariner’s website at www.mariner-energy.com under the tab “Investor Information” or by contacting Mariner’s Investor Relations Department at 713-954-5558. You may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.
Apache, Mariner, their respective directors and executive officers and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies from stockholders of Mariner in connection with the proposed transaction. Information regarding Apache’s directors and officers can be found in its proxy statement filed with the SEC on March 31, 2010, and information regarding Mariner’s directors and officers can be found in its proxy statement filed with the SEC on April 1, 2010. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Forward-Looking Statements
     Statements in this document include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections, future plans or other statements other than statements of historical fact, are forward-looking statements. We can give no assurance that such expectations will prove to have been correct. Actual results could differ materially as a result of a variety of risks and uncertainties, including: the timing to consummate the proposed agreement; the risk that a condition to closing of the proposed agreement may not be satisfied; the risk that a regulatory approval that may be required for the proposed agreement is not obtained or is obtained subject to conditions that are not anticipated; negative effects from the pendency of the merger; our ability to achieve the synergies and value creation contemplated by the proposed agreement; our ability to promptly and effectively integrate the merged businesses; and the diversion of management time on agreement-related issues. Other factors that could materially affect actual results are discussed in Apache’s and Mariner’s most recent Forms 10-K as well as each company’s other filings with the SEC available at the SEC’s website at www.sec.gov. Actual results may differ materially from those expected, estimated or projected. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise.